
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

April 2, 2015

<u>Via E-Mail</u>
Timothy J. Harris
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94303-1018

     **Re: AeroCentury Corp.
          PRER14A filed March 27, 2015
          File No. 1-13387**

Dear Mr. Harris:

     We have reviewed the revised proxy statement listed above and have the additional following comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. All defined terms used here have the same meaning as in the revised proxy statement.

Executive Compensation, page 23

1. Refer to the Summary Compensation Table at the bottom of page 23 and comment 10 in our prior comment letter dated March 24, 2015. Pursuant to Item 404 of Regulation S-K, disclose each related party's interest (including dollar value) in the management fees, acquisition fees and remarketing fees paid to JMC.

2. Refer to the revised disclosure appearing at the top of page 24 of the revised proxy statement and provided in response to comment 12 in our prior comment letter. In your response letter, tell us whether the February 27, 2007 letter agreement was filed by the Company and if so when. If the letter agreement has never been filed, indicate why it was not required disclosure under Item 404 of Regulation S-K. We may have additional comments. See C&DI 217.08 available under "Compliance and Disclosure Interpretations" under "Corporation Finance" on our Web site at www.sec.gov.

3. Refer to the same revised disclosure at the top of page 24. Clarify the basis upon which the Company has paid JMC over $3.5 million in remarketing fees. The Management Agreement appears to provide only reimbursement for expenses paid to third parties. Please revise or advise. Your amended disclosure should clarify how remarketing fees are calculated.

4. We note your revised disclosure at the bottom of page 24 of the revised proxy statement to the effect that JMC is not entitled to a change in control payment upon a change in control of the Company, and that the Management Agreement with JMC would not

automatically terminate upon such a change in control. Please reconcile this statement with the provisions of Section 3.6(b) of the Management Agreement, which appears to provide that a sale or disposition of AeroCentury in a single transaction or series of transactions not approved by JMC would be deemed a termination of the Management Agreement and a breach of that Agreement by AeroCentury. Please revise or advise.

5. See our last comment above. Given that insiders of the Company control whether JMC approves such a sale of the Company, and thus whether a termination fee is owed under the Management Agreement, discuss the conflict of interest they face in light of Mr. Beaumont's (or any third party's) offer to acquire AeroCentury.

6. See our comment above and the new disclosure on page 24 of the revised proxy statement. That disclosure indicates that if the Company unilaterally terminates the Management Agreement before it expires on April 23, 2018, a substantial termination fee may be owed to JMC by the Company. By way of example, your revised disclosure quantifies the termination fee at $13,333,169 if the Management Agreement had been so terminated on February 1, 2015. Discuss the conflicts of interest presented, given the interests in and control of Company insiders over both JMC and AeroCentury. That is, such insiders would benefit to the extent that such a fee were payable to JMC, given their interest in that entity, and they could also control whether the Management Agreement were terminated by the Company. Describe how such potential conflicts of interest are managed.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions